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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pariter Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Carretera #2, Caparra
(No. and Street)

Guaynabo	Puerto Rico	00966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francisco Rivera Fernandez — (787) 781-2555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ThayerONeal
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd.	Sugar Land	Texas	77478
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Afff# 1788

OATH OR AFFIRMATION

I, Francisco Rivera Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MANUEL R. BORGES MÉNDEZ ABOGADO-NOTARIO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BORGES
Sello
4U19-01146936
ABOGADO-NOTARIO
$5.00

Independent Auditors Report

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Pariter Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, December 31, 2019, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Pariter Securities, LLC's financial statements. The supplemental information is the responsibility of Pariter Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Pariter Securities, LLC's auditor since 2018.

Sugar Land, TX
February 28, 2020

a member of the Public Company CPA Alliance | www.thayeroneal.com
101 Parklane Boulevard, Suite 201 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431
One Sugar Creek Boulevard, Suite 550 | Sugar Land, TX 77478

Pariter Securities, LLC
Financial Statements
Statement of Financial Condition
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current assets	
Cash	$ 148,256
Commissions receivable	1,888,672
Deposits	5,266
Due from related parties	39,205
Total current assets	2,081,400
Total assets	$ 2,081,400
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	29,210
Commissions Payable	1,517,200
Taxes payable	2,151
Total liabilities - all current	1,548,561
Member's equity	
Common stock, $100 per value, 10,000 shares authorized, 11 shares issued and outstanding	1,100
Paid in capital	1,193,292
Retained earnings	(513,783)
Net Loss	(147,770)
Total equity	532,839
Liabilities and member's equity	$ 2,081,400

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2019

	Jan - Dec 19
Income	
Commissions and fees	$ 4,496,972
Total revenues	**4,496,972**
Operating expenses	
Commissions	3,673,619
Registration Fees and licenses	44,119
Professional fees	195,127
Management fees	48,112
Repairs & maintenance	118,184
Compliance Services	42,531
Others	523,050
Total operating expenses	**4,644,742**
Net Loss	**$ (147,770)**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

Net Loss	$ (147,770)
Adjustments to reconcile net income to net cash used in operating activities:	
Change in net assets and libilities	
(Increase) Decrease in:	
Commissions receivable	(1,186,844)
Prepaid expenses	(5,142)
Due from related parties	(13,898)
Accounts payable and accrued expenses	17,252
Commission Payable	1,488,390
Taxes payable	(47,067)
Net cash used in Operating Activities	**104,921**
Financing Activities	
Capital Distributions	(150,000)
Net cash provided by Financing Activities	**(150,000)**
Net increase in cash	(45,079)
Cash at beginning of Year	193,335
Cash at end of Year	**$ 148,256**

Supplemental disclosures of cash flow information:

The supplemental disclosures of cash flow information for the years ended December 31, 2019 is as follows:

Cash paid during the year for:

-Interest expense $ -0-
-Income Taxes $ 51,339

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Changes in Member's Equity
For the Year-Ended December 31, 2019

	Common Stock		Contributed Capital	Retained Deficit	Total
	Shares	Amount			
Balance, December 31, 2018	11	$ 1,100	$ 912,662	$ (513,783)	$ 399,979
Capital Contribution			430,630		430,630
Distributions			(150,000)		(150,000)
Net Loss				(147,770)	(147,770)
Balance, December 31, 2019		**$ 1,100**	**$1,193,292**	**$ (661,553)**	**$ 532,839**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Notes to Financial Statements
As of and for the Year-Ended December 31, 2019

(1) <u>Organization and summary of significant accounting policies:</u>

<u>Organization-</u>

Pariter Securities LLC ("The Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokerage services as an introducing broker. The Company does not carry securities accounts nor customers, nor does it render custodial functions of customer securities. The Company's client orders are received from customers and placed via ETC Brokerage Services LLC, a correspondent US Based firm who maintains all accounts for the customers. The Company is a broker-dealer registered with the Financial Industry Regulatory ("FINRA") and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claim of general creditors as of December 31, 2019.

<u>Description of Business</u>

The Company, located in Guaynabo Puerto Rico, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing company.

<u>New Accounting Pronouncements</u>

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosures requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Management has also determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any leases of twelve months or more.

Pariter Securities, LLC
Notes to Financial Statements (Continued)
As of and for the Year-Ended December 31, 2019

Summary of significant accounting policies:

(a) Basis of presentation-

The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted. The auditor has evaluated subsequent events through February 28, 2020, the date of the financial statements were available and addressed them in Note 11, herein.

(b) Revenue Recognition-

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Pariter Securities LLC recognizes revenue when it satisfied a performance obligation by transferring control over a service to a customer.

Taxes and regulatory commissions assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by Pariter Securities LLC from a customer, are excluded from revenue.

(c) Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which Pariter Securities LLC generates its revenue. For more detailed information about reportable segments, see below:

Commissions earned: This includes commissions earned from; private placements; due diligence; Mutual fund other than concessions or 12b-1 commissions; annuities; and retirement plan trails.

(d) Account receivables and Bad Debt expense-

Account receivables include commission due in cash. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Account receivables over thirty days old are considered as non-allowable for net capital computation, except for those receivables that are due from another licensed broker-dealer, that for capital computation purposes, are considered up to the corresponding commission payable amount. Accounts are charged off as uncollectible when the account receivables are over 120 days old and when management determines that collection is unlikely. At December 31, 2019, the Company considered that all $1,888,672 accounts receivables to be fully collectible and the Management does expect to collect them in the next 60 days.

(e) Related party transactions-

During the year ended on December 31, 2019, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amount due (to) from related parties at year-end are non-interest bearing and have no specific repayment terms. In addition, please refer to Commission Expense footnote (Note 3) for additional related party transactions.

Due from related party	$ 39,205
Management fees expense	$ 48,112

Commissions expense (Related Party):
The commission expense represents commission recorded to the company's registered representative, specifically to its sole member and President Francisco J. Rivera Fernandez, whose commissions in the amount of $3,673,619, represents 95% of total commission expense.

Capital Contributions / Distribution (Related Party):
On January 10, 2019, Mr. Francisco J. Rivera Fernandez, as sole member of the Company, made a capital contribution derived from a commission payable due to Mr. Rivera in the amount of $430,629.68.

On August 2, 2019, Mr. Francisco J. Rivera Fernandez, sole-owner of the Company, received a distribution for the accumulated capital account in the amount of $150,000.

(f) Income Taxes-

Income taxes are accounted for using the assets and liability method under which deferred income taxes, if any, are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred tax assets for a change in tax rates is recognized in income in the period that include the enactment date. Management provides a valuation allowance against deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expect to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from such a position, if any, are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in oncome taxes also addresses de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statements purposes. To the extend it is more-likely-than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

There are no deferred tax assets for the current year.

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exemptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2011. Tax audits, by their nature, are often complex and can require several years to complete.

The following table represents the amount and type of taxes owed by the Company as of December 31, 2019:

7% Tax withheld	$ 2,151
Municipal License	-
Income tax	-
TOTAL	$ 2,151

As of the date of this audit report, the Company has paid off all of its taxes owed.

(h) Use of Estimates-
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Deposit with Clearing house:
Company currently has a piggy-back clearing agreement with ETC Brokerage Services where all accounts are held at COR Clearing with no deposit.

(3) Commission and fees:
Commissions and fees represent income generated from brokerage services and from commission trails derived from 12B1 fees ($3,993), custodian, 401Ks ($11,511) and annuities ($1,778), and are generally recognized when realized or realizable, and when earned (usually when services rendered), irrespective of the date received. A significant amount of the commissions and fees earned for the year 2019 were from private placement commissions and due diligence fees ($4,466,780.24) which accounts for 99% of the total commissions and fees received of $4,496,972. The Company's major providers are Mil Green, Romark Global Pharma, The Phoenix Fund LLC and Carter.

(4) Claims expense:
The Company had no claims pending or filed as of the date of this audit report.

(5) Other expense:

Auto/Gas	$	34,601
Dues and Subscription		7,376
Insurance		7,947
Bank Charges		2,327
Data Storage		18,894
Office		52,417
Postage and Delivery		15,578
Advertising		5,286
Education and Training		6,072
Printing		1,977
Municipal Tax		36,136
Property Tax		367
Charitable Contributions		5,000
Other Taxes		15,203
Rent/Lease		31,855
Utilities		41,523
Penalties and Fines		20,000
Travel		74,664
Meals and Entertainment		145,828
TOTAL	**$**	**523,050**

(6) Subsequent Events:

The Company has evaluated events from December 31, 2019 through February 26, 2020, the date the financial statements were issued. The Company is currently under FINRA requirement to prepare and submit a monthly net capital computation, which are prepared and submitted by its primary Financial and Operations Principal (FINOP) and reviewed by its secondary FINOP and shall file monthly Focus Reports until FINRA notifies the Company that monthly filings are no longer necessary. As of the date of these audited financial statements the Company has been in compliance with its net capital and reporting requirements. There were no additional subsequent events that needs disclosure.

SUPPLEMENTAL INFORMATION

Pariter Securities, LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

Computation of Net Capital	
Total Member's Equity	$ 532,839
Non-Allowable Assets	415,944
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	116,895
Computation of Basic Net Capital Requirement	
Minimum Net Capital Requirement as a Percentage of Aggregate Indebtedness	103,237
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	103,237
Excess Net Capital	13,658
Computation of Aggregate Indebtedness	
Total Aggregated Indebtedness	1,548,561
Percentage of Aggregated Indebtedness to Net Capital	1,325
Reconciliation of the Computation of the Net Capital Under Rule 15c3-1	
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2019	
Adjustments:	
Increase (Decrease) in Equity	116,895
Increase (Decrease) in Non-Allowance Assets	-
Increase (Decrease) in Securities Haircuts	-
Increase (Decrease) in Undue Concentration Charges	-
Net Capital Per Audit	116,895
Reconciliation Difference	$ -

Statements Pursuant to 17a-5(d)
Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. As stated above, at December 31, 2019, the Company had a net capital of one hundred sixteen thousand eight hundred and ninety-five dollars ($116,895) and a net capital requirement of one hundred and three thousand and two hundred and thirty-seven dollars ($103,237) which represents and excess net capital of thirteen thousand six hundred and fifty-eight dollars ($13,658). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Pariter Securities, LLC
Exemption Review Report
As of and for the Year-Ended December 31, 2019

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii)

Francisco Rivera
Pariter Securities, LLC
243 Carretera #2
Guayanabo, PR 966

Dear Francisco Rivera:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Pariter Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pariter Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Pariter Securities, LLC stated that Pariter Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pariter Securities, LLC is responsible for complianee with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
February 27, 2020

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

PARITER
Securities, LLC

February 11, 2020

Thayer O'neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Pariter Securities, LLC;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2019 through December 31, 2019, without exceptions, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Francisco Rivera
President
Pariter Securities, LLC

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

PARITER SECURITIES, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

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